Exhibit 99.2

Magna International Inc. Second Quarter Report 2025

MAGNA INTERNATIONAL INC.

Management's Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ["MD&A"] are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended June 30, 2025 included in this Quarterly Report, and the audited consolidated financial statements and MD&A for the year ended December 31, 2024 included in our 2024 Annual Report to Shareholders.

This MD&A may contain statements that are forward looking. Refer to the "Forward-Looking Statements" section in this MD&A for a more detailed discussion of our use of forward-looking statements.

This MD&A has been prepared as at July 31, 2025.

HIGHLIGHTS

Comparing the second quarters of 2025 and 2024:

•	Global light vehicle production was up 1%, including 6% and 2% lower production in our two largest markets North America and Europe, respectively, offset by a increase of 5% in China.
•	Total sales decreased 3% to $10.6 billion, largely reflecting lower North American and European light vehicle production and the end of production of certain programs, including our complete vehicle assembly of the Jaguar I-Pace and E-Pace. These were partially offset by the launch of new programs, and the net strengthening of foreign currencies against the U.S. dollar.
•	Despite the decrease in total sales, income from operations before income taxes increased 16% to $496 million. In addition, Adjusted EBIT increased 1% to $583 million, largely due to continued productivity and efficiency improvements, including the benefit of operational excellence initiatives and restructuring activities in prior periods, as well as higher equity income, partially offset by net tariff costs not yet recovered from our customers.
•	Adjusted EBIT margin increased 20 basis points to 5.5%.
•	Diluted earnings per share were $1.35 and adjusted diluted earnings per share(1) were $1.44, an increase of 7%, mainly due to higher Adjusted EBIT, a lower effective income tax rate and a 2% decrease in average diluted shares outstanding as a result of share repurchases subsequent to the second quarter of 2024.
•	Cash from operating activities decreased $109 million to $627 million.

In addition, in the second quarter of 2025 we:

•	Returned $137 million in dividends to shareholders;
•	Raised €575 million and $400 million, each in the form of Senior Notes; and
•	Were recognized with a J.D. Power Platinum Plant Quality Award, acknowledging our quality and precision in producing the BMW Z4 at our Complete Vehicle Assembly operation in Graz, Austria.

OVERVIEW

OUR BUSINESS(2)

Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company built to innovate, with a global, entrepreneurial-minded team of over 164,000(3) employees across 338 manufacturing operations and 106 product development, engineering and sales centres spanning 28 countries. With 65+ years of expertise, our ecosystem of interconnected products combined with our complete vehicle expertise uniquely positions us to advance mobility in an expanded transportation landscape. For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on social.

1 Adjusted diluted earnings per share is a Non-GAAP financial measure. Refer to the section "Use of Non-GAAP Measures".

2 Manufacturing operations, product development, engineering and sales centres include certain operations accounted for under the equity method.

3 Number of employees includes over 152,000 employees at our wholly owned or controlled entities and over 12,000 employees at operations accounted for under the equity method.

Magna International Inc. Second Quarter Report 2025	1

INDUSTRY TRENDS & RISKS

Our business and operating results are dependent on light vehicle production by our customers in three key regions – North America, Europe, and China. While we supply systems and components to many original equipment manufacturers ["OEMs"] globally, we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

Ordinarily, OEM production volumes are aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: OEM, supplier or sub-supplier disruptions; free trade arrangements and tariffs; relative currency values; commodities prices; supply chains and infrastructure; labour disruptions and the availability and relative cost of skilled labour; regulatory frameworks; and other factors.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing, and stock markets, as well as other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: vehicle affordability; interest rates and/or availability of credit; fuel and energy prices; relative currency values; uncertainty as to the pace of EV adoption; and other factors.

While the foregoing economic, political and other factors are part of the general context in which the global automotive industry operates, there are a number of significant industry trends that are shaping the future of the industry and creating opportunities and risks for automotive suppliers. We continue to implement a business strategy which is rooted in our best assessment as to the rate and direction of change in the automotive industry, including with respect to the imposition of tariffs on vehicles and components or materials incorporated therein and trends related to vehicle electrification and advanced driver assistance systems. Our short and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to a number of risks and uncertainties. Significant industry trends, our business strategy and the major risks we face, are discussed in our Annual Information Form ["AIF"] and Annual Report on Form 40-F ["Form 40-F"] in respect of the year ended December 31, 2024, together with subsequent filings. Those industry trends and risk factors remain substantially unchanged in respect of the second quarter ended June 30, 2025, except as follows:

•	Continuing Trade and Tariff Uncertainty: In the second quarter of 2025, the U.S. administration announced increases to the tariff rate on steel and aluminum products imported into the U.S. from all countries except for the United Kingdom (now 50%, up from 25%); and threatened higher general tariff rates on imports from various countries/regions, including Canada (35%), Mexico (30%), and the European Union (15%), unless alternative trade agreements are formalized before August 1, 2025. Prior to such announcements, the U.S. administration had implemented a 25% tariff on vehicles and automotive parts imported from Mexico and Canada, subject to exemptions for USMCA-compliant content, as well as a 25% tariff on vehicles imported from Europe. It remains too early to determine whether the higher general tariff rates will be applied to automotive parts imported into the U.S. from Mexico, Canada, and/or the European Union, or whether exemptions may be available. The overall climate of uncertainty creates significant challenges for planning, forecasting and efficient capital allocation throughout the entire automotive supply chain, while tariffs, (together with retaliatory measures) risk increasing our input costs, the prices paid by our customers for our products, as well as the price consumers pay for vehicles. Significant or sustained tariff cost increases which are not recovered from our customers could have a material adverse effect on our profitability. Additionally, to the extent tariffs erode vehicle affordability, consumer demand for vehicles may decline, prompting a reduction in vehicle production volumes, which is a material driver of our operations, sales and profitability. Other previously identified risks associated with an uncertain trade and tariff environment such as increasing economic uncertainty, planning and forecasting challenges, and restructuring and impairment risks, have been detailed in our previous filings and remain relevant through the second quarter of 2025.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to results presented in accordance with accounting principles generally accepted in the United States of America ["U.S. GAAP"], this report includes the use of Adjusted earnings before interest and taxes ["Adjusted EBIT"], Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share, and Adjusted Return on Invested Capital [collectively, the "Non-GAAP Measures"]. We believe these Non-GAAP financial measures provide additional information that is useful to investors in understanding our underlying performance and trends through the same financial measures employed by our management. Readers should be aware that Non-GAAP Measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. We believe that Adjusted EBIT, Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share, and Adjusted Return on Invested Capital provide useful information to our investors for measuring our operational performance as they exclude certain items that are not reflective of ongoing operating profit and facilitate a comparison with prior periods. The presentation of any Non-GAAP Measures should not be considered in isolation or as a substitute for our related financial results prepared in accordance with U.S. GAAP. Non-GAAP financial measures are presented together with the most directly comparable U.S. GAAP financial measure, and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in the "Non-GAAP Financial Measures Reconciliation" section of this MD&A.

2	Magna International Inc. Second Quarter Report 2025

RESULTS OF OPERATIONS

AVERAGE FOREIGN EXCHANGE

	For the three months ended June 30,				For the six months ended June 30,
	2025	2024	Change		2025	2024	Change
1 Canadian dollar equals U.S. dollars	0.723	0.731	-	1%	0.710	0.736	-	4%
1 euro equals U.S. dollars	1.134	1.076	+	5%	1.093	1.081	+	1%
1 Chinese renminbi equals U.S. dollars	0.138	0.138		—	0.138	0.139	-	1%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency.

The results of operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, foreign exchange gains and losses on revaluation and/or settlement of monetary items denominated in a currency other than an operation's functional currency impact reported results. These gains and losses are recorded in selling, general and administrative expense.

LIGHT VEHICLE PRODUCTION VOLUMES

Our operating results are mostly dependent on light vehicle production in the regions reflected in the table below:

Light Vehicle Production Volumes (thousands of units)

	For the three months ended June 30,				For the six months ended June 30,
	2025	2024	Change		2025	2024	Change
North America	3,834	4,096	-	6%	7,475	8,072	-	7%
Europe	4,322	4,416	-	2%	8,555	8,945	-	4%
China	7,513	7,165	+	5%	14,594	13,600	+	7%
Other	6,795	6,646	+	2%	13,719	13,307	+	3%
Global	22,464	22,323	+	1%	44,343	43,924	+	1%

Magna International Inc. Second Quarter Report 2025	3

RESULTS OF OPERATIONS – FOR THE THREE MONTHS ENDED JUNE 30, 2025

SALES

Sales decreased 3%, or $327 million, to $10.63 billion for the second quarter of 2025 compared to $10.96 billion for the second quarter of 2024 primarily due to:

•	lower light vehicle production in North America and Europe;
•	lower complete vehicle assembly volumes, substantially due to the end of production of the Jaguar I-Pace and Jaguar E-Pace;
•	the end of production of certain programs, including the Chevrolet Malibu and Ford Edge;
•	net customer price concessions subsequent to the second quarter of 2024;
•	divestitures, net of acquisitions, during or subsequent to the second quarter of 2024, which decreased sales by $54 million; and
•	commercial items in the second quarters of 2025 and 2024, which had a net unfavourable impact on a year-over-year basis.

These factors were partially offset by:

•	the launch of new programs during or subsequent to the second quarter of 2024, including the electric version of the Mercedes-Benz G-Class, Skoda Elroq, BYD Qin L DM-i, and Cadillac Vistiq;
•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $194 million; and
•	customer price increases to partially recover certain higher production input costs.

COST OF GOODS SOLD

	For the three months ended June 30,
	2025	2024	Change
Material	$6,492	$6,657	$(165)
Direct labour	745	819	(74)
Overhead	1,890	2,018	(128)
Cost of goods sold	$9,127	$9,494	$(367)

Cost of goods sold decreased $367 million to $9.13 billion for the second quarter of 2025, compared to $9.49 billion for the second quarter of 2024, primarily due to:

•	lower material, direct labour, and overhead associated with lower production and complete vehicle assembly sales;
•	productivity and efficiency improvements, including the benefit of operational excellence initiatives and restructuring activities in prior periods;
•	divestitures, net of acquisitions, during or subsequent to the second quarter of 2024;
•	lower net engineering costs;
•	lower restructuring costs; and
•	a decrease in net warranty costs of $8 million.

These factors were partially offset by:

•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar costs of goods sold by $173 million;
•	higher tariff costs;
•	commercial items in the second quarters of 2025 and 2024, which had a net unfavourable impact on a year-over-year basis;
•	higher production input costs net of customer recoveries, primarily for labour; and
•	higher pre-operating costs incurred at new facilities.

4	Magna International Inc. Second Quarter Report 2025

DEPRECIATION

Depreciation increased $15 million to $388 million for the second quarter of 2025, compared to $373 million for the second quarter of 2024, primarily due to:

•	increased capital deployed at new and existing facilities, including to support the launch of programs; and
•	the net strengthening of foreign currencies against the U.S. dollar, which increased depreciation by $6 million.

These factors were partially offset by the end of production of certain programs.

AMORTIZATION OF ACQUIRED INTANGIBLE ASSETS

Amortization of acquired intangible assets increased $1 million to $29 million for the second quarter of 2025, compared to $28 million for the second quarter of 2024, primarily due to the net strengthening of foreign currencies against the U.S. dollar.

SELLING, GENERAL AND ADMINISTRATIVE ["SG&A"]

SG&A expense increased $42 million to $565 million for the second quarter of 2025, compared to $523 million for the second quarter of 2024, primarily as a result of:

•	higher costs to accelerate our operational excellence initiatives;
•	higher incentive compensation, stock-based compensation, and employee profit sharing;
•	the net strengthening of foreign currencies against the U.S. dollar, which increased SG&A by $11 million; and
•	a loss on sale of assets during the second quarter of 2025 and a gain on sale of assets during the second quarter of 2024.

These factors were partially offset by:

•	lower labour and benefit costs; and
•	lower investments in research, development, and new mobility.

INTEREST EXPENSE, NET

During the second quarter of 2025, we recorded net interest expense of $52 million compared to $54 million for the second quarter of 2024. The $2 million decrease is primarily a result of lower interest expense on decreased short-term borrowings and term loan balances, each at lower interest rates. These factors were partially offset by: lower interest income earned on cash and investments due to reduced cash balances and lower interest rates; and higher net interest expense on Senior notes issued compared to Senior notes repaid during the second quarters of 2025 and 2024.

EQUITY INCOME

Equity income increased $23 million to $32 million for the second quarter of 2025, compared to $9 million for the second quarter of 2024, primarily as a result of:

•	commercial items in the second quarters of 2025 and 2024, which had a net favourable impact on a year-over-year basis;
•	higher earnings due to favourable product mix and higher sales at certain equity-accounted entities; and
•	lower launch costs at certain facilities.

Magna International Inc. Second Quarter Report 2025	5

OTHER EXPENSE, NET

	For the three months ended June 30,
	2025	2024
Restructuring activities (1)	$13	$55
Investments (2)	(7)	3
Impacts related to Fisker Inc. ["Fisker"] (3)	—	19
Gain on business combination (4)	—	(9)
	$6	$68

(1)	Restructuring activities

During the second quarter of 2025, we recorded $7 million and $6 million of charges [$9 million after tax] related to significant rightsizing activities at a facility in Europe in our Power & Vision segment, as well as restructuring charges associated with our acquisition of the Veoneer Active Safety Business ["Veoneer AS"], respectively.

During the second quarter of 2024, we recorded $35 million and $20 million [$45 million after tax] of restructuring charges associated with our acquisition of Veoneer AS, and restructuring charges related to plant closures in our Power & Vision segment, respectively.

(2)	Investments

	For the three months ended June 30,
	2025	2024
Net revaluation (gain) loss on public and private equity investments	$(4)	$2
Gain on sales of public equity investments	(3)	—
Revaluation of public company warrants	—	1
Other (income) expense, net	(7)	3
Tax effect	2	(1)
Net (gain) loss attributable to Magna	$(5)	$2

(3)	Impacts relating to Fisker

During the second quarter of 2024, we recorded impairment charges on our Fisker related net assets of $19 million [$15 million after tax].

(4)	Gain on business combination

During the second quarter of 2024, we acquired a business in our Body Exteriors & Structures segment for $5 million, which resulted in a bargain purchase gain of $9 million [$9 million after tax].

6	Magna International Inc. Second Quarter Report 2025

INCOME FROM OPERATIONS BEFORE INCOME TAXES

Income from operations before income taxes was $496 million for the second quarter of 2025, compared to $427 million for the second quarter of 2024. This $69 million increase is a result of the following changes, each as discussed above:

	For the three months ended June 30,
	2025	2024	Change(i)
Sales	$10,631	$10,958	$(327)
Cost of goods sold	9,127	9,494	367
Depreciation	388	373	(15)
Amortization of acquired intangible assets	29	28	(1)
Selling, general and administrative	565	523	(42)
Interest expense, net	52	54	2
Equity income	(32)	(9)	23
Other expense, net	6	68	62
Income from operations before income taxes	$496	$427	$69

(i)	Change represents the increase (decrease) on Income from operations before income taxes.

INCOME TAXES

	For the three months ended June 30,
	2025		2024
Income Taxes as reported	$102	20.6%	$99	23.2%
Tax effect on Other expense, net and Amortization of acquired intangible assets	7	(0.1)	20	(0.4)
	$109	20.5%	$119	22.8%

Excluding the tax effect on Other expense, net and Amortization of acquired intangible assets, our effective income tax rate decreased to 20.5% for the second quarter of 2025, compared to 22.8% for the second quarter of 2024, primarily due to: favourable foreign exchange adjustments recognized for U.S. GAAP purposes; and higher favourable changes in our reserves for uncertain tax positions. These factors were partially offset by losses not benefitted in Europe, lower non-taxable items, and a change in mix of earnings.

On July 4, 2025, the US enacted H.R. 1 "A bill to provide for reconciliation pursuant to Title II of H. Con. Res. 14", commonly referred to as the One Big Beautiful Bill Act. Based on our preliminary assessment, the impact on Magna’s consolidated financial statements is not expected to be material and its effects are not reflected in our income tax provision as of June 30, 2025.

INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

Income attributable to non-controlling interests was $15 million for the second quarters of 2025 and 2024.

NET INCOME ATTRIBUTABLE TO MAGNA INTERNATIONAL INC.

Net income attributable to Magna International Inc. was $379 million for the second quarter of 2025, compared to $313 million for the second quarter of 2024. This $66 million increase was as a result of increases in income from operations before income taxes of $69 million, partially offset by an increase in income taxes of $3 million.

Magna International Inc. Second Quarter Report 2025	7

EARNINGS PER SHARE

	For the three months
	ended June 30,
	2025	2024	Change
Earnings per Common Share
Basic	$1.35	$1.09	+	24%
Diluted	$1.35	$1.09	+	24%

Weighted average number of Common Shares outstanding (millions)
Basic	281.7	287.3	-	2%
Diluted	281.7	287.3	-	2%

Adjusted diluted earnings per share	$1.44	$1.35	+	7%

Diluted earnings per share was $1.35 for the second quarter of 2025, compared to diluted earnings per share of $1.09 for the second quarter of 2024. The $0.26 increase was substantially as a result of: higher net income attributable to Magna International Inc., as discussed above; and a decrease in the weighted average number of diluted shares outstanding. The decrease in the weighted average number of diluted shares outstanding was primarily due to the purchase and cancellation of Common Shares, subsequent to the second quarter of 2024, pursuant to our normal course issuer bids.

Other expense, net, and the Amortization of acquired intangible assets, each after tax, negatively impacted diluted earnings per share by $0.09 in the second quarter of 2025 and $0.26 in the second quarter of 2024. Adjusted diluted earnings per share, as reconciled in the "Non-GAAP Financial Measures Reconciliation" section, was $1.44 for the second quarter of 2025, compared to $1.35 for the second quarter of 2024, an increase of $0.09.

8	Magna International Inc. Second Quarter Report 2025

NON-GAAP PERFORMANCE MEASURES – FOR THE THREE MONTHS ENDED JUNE 30, 2025

ADJUSTED EBIT AS A PERCENTAGE OF SALES

The table below shows the change in Magna's Sales and Adjusted EBIT by segment, as well as the impact each segment's changes had on Magna's Adjusted EBIT as a percentage of sales, for the second quarter of 2025 compared to the second quarter of 2024:

			Adjusted EBIT
		Adjusted	as a percentage
	Sales	EBIT	of sales
Second quarter of 2024	$10,958	$577		5.3%
Increase (decrease) related to:
Body Exteriors & Structures	(212)	6	+	0.2%
Power & Vision	(69)	(36)	-	0.3%
Seating Systems	(22)	(11)	-	0.1%
Complete Vehicles	(16)	8	+	0.1%
Corporate and Other	(8)	39	+	0.3%
Second quarter of 2025	$10,631	$583		5.5%

Adjusted EBIT as a percentage of sales increased to 5.5% for the second quarter of 2025, compared to 5.3% for the second quarter of 2024, primarily due to:

•	productivity and efficiency improvements, including the benefit of operational excellence initiatives and restructuring activities in prior periods;
•	higher equity income;
•	lower restructuring costs;
•	lower launch costs;
•	supply chain premiums in 2024, partially as a result of a supplier bankruptcy; and
•	lower net warranty costs.

These factors were partially offset by:

•	higher tariff costs;
•	commercial items in the second quarters of 2025 and 2024, which had a net unfavourable impact on a year-over-year basis;
•	reduced earnings on lower sales; and
•	higher pre-operating costs incurred at new facilities.

Magna International Inc. Second Quarter Report 2025	9

ADJUSTED RETURN ON INVESTED CAPITAL

Adjusted Return on Invested Capital increased to 9.6% for the second quarter of 2025, compared to 9.4% for the second quarter of 2024, as a result of an increase in Adjusted After-tax operating profits, partially offset by higher Average Invested Capital.

Average Invested Capital increased $505 million to $19.39 billion for the second quarter of 2025, compared to $18.88 billion for the second quarter of 2024, primarily due to:

•	average investment in operating lease right-of-use assets in excess of average amortization expense on operating lease right-of-use assets;
•	average investment in fixed assets in excess of average depreciation expense on fixed assets; and
•	the net strengthening of foreign currencies against the U.S. dollar.

These factors were partially offset by:

•	a decrease in average operating assets and liabilities;
•	divestitures, net of acquisitions, during or subsequent to the second quarter of 2024; and
•	lower net investments in public and private equity companies and public company warrants.

10	Magna International Inc. Second Quarter Report 2025

SEGMENT ANALYSIS

We are a global automotive supplier that has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. We also have electronic and software capabilities across many of these areas.

Our reporting segments are: Body Exteriors & Structures; Power & Vision; Seating Systems; and Complete Vehicles.

	For the three months ended June 30,
	Sales			Adjusted EBIT
	2025	2024	Change	2025	2024	Change
Body Exteriors & Structures	$4,253	$4,465	$(212)	$347	$341	$6
Power & Vision	3,857	3,926	(69)	162	198	(36)
Seating Systems	1,433	1,455	(22)	42	53	(11)
Complete Vehicles	1,226	1,242	(16)	28	20	8
Corporate and Other	(138)	(130)	(8)	4	(35)	39
Total reportable segments	$10,631	$10,958	$(327)	$583	$577	$6

BODY EXTERIORS & STRUCTURES

	For the three months
	ended June 30,
	2025	2024	Change
Sales	$4,253	$4,465	$(212)	-	5%
Adjusted EBIT	$347	$341	$6	+	2%
Adjusted EBIT as a percentage of sales	8.2%	7.6%		+	0.6%

Sales – Body Exteriors & Structures

Sales decreased 5%, or $212 million, to $4.25 billion for the second quarter of 2025, compared to $4.47 billion for the second quarter of 2024 primarily due to:

•	lower light vehicle production in North America and Europe;
•	the end of production of certain programs, including the Chevrolet Malibu;
•	divestitures subsequent to the second quarter of 2024, which decreased sales by $57 million; and
•	net customer price concessions subsequent to the second quarter of 2024.

These factors were partially offset by:

•	the launch of programs during or subsequent to the second quarter of 2024, including the:
•	Skoda Elroq;
•	GMC Sierra EV;
•	Cadillac Escalade IQ and IQL; and
•	GMC Acadia, Chevrolet Traverse and Buick Enclave; and
•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $41 million.

Magna International Inc. Second Quarter Report 2025	11

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Body Exteriors & Structures

Adjusted EBIT increased $6 million to $347 million for the second quarter of 2025, compared to $341 million for the second quarter of 2024, and Adjusted EBIT as a percentage of sales increased to 8.2% from 7.6%. These increases were primarily due to:

•	productivity and efficiency improvements, including the benefit of operational excellence initiatives and restructuring activities in prior periods;
•	supply chain premiums in 2024, partially as a result of a supplier bankruptcy;
•	lower net warranty costs of $10 million; and
•	commercial items in the second quarters of 2025 and 2024, which had a net favourable impact on a year-over-year basis.

These factors were partially offset by:

•	reduced earnings on lower sales;
•	net transactional foreign exchange losses in the second quarter of 2025, compared to net transactional foreign exchange gains in the second quarter of 2024;
•	higher pre-operating costs incurred at new facilities;
•	higher tariff costs; and
•	divestitures subsequent to the second quarter of 2024.

POWER & VISION

	For the three months
	ended June 30,
	2025	2024	Change
Sales	$3,857	$3,926	$(69)	-	2%
Adjusted EBIT	$162	$198	$(36)	-	18%
Adjusted EBIT as a percentage of sales	4.2%	5.0%		-	0.8%

Sales – Power & Vision

Sales decreased 2%, or $69 million, to $3.86 billion for the second quarter of 2025, compared to $3.93 billion for the second quarter of 2024 primarily due to:

•	lower light vehicle production in North America and Europe;
•	net customer price concessions subsequent to the second quarter of 2024; and
•	the end of production of certain programs.

12	Magna International Inc. Second Quarter Report 2025

These factors were partially offset by:

•	the launch of programs during or subsequent to the second quarter of 2024, including the:
•	electric version of the Mercedes-Benz G-Class;
•	Mini Cooper;
•	BMW 2-Series; and
•	Cupra Terramar;
•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $79 million; and
•	customer price increases to partially recover certain higher production input costs.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Power & Vision

Adjusted EBIT decreased $36 million to $162 million for the second quarter of 2025, compared to $198 million for the second quarter of 2024, and Adjusted EBIT as a percentage of sales decreased to 4.2% from 5.0%. These decreases were primarily due to:

•	higher tariff costs;
•	commercial items in the second quarters of 2025 and 2024, which had a net unfavourable impact on a year-over-year basis;
•	net transactional foreign exchange losses in the second quarter of 2025, compared to net transactional foreign exchange gains in the second quarter of 2024; and
•	reduced earnings on lower sales.

These factors were partially offset by:

•	productivity and efficiency improvements, including the benefit of operational excellence initiatives and restructuring activities in prior periods;
•	higher equity income;
•	lower launch costs; and
•	lower restructuring costs.

SEATING SYSTEMS

	For the three months
	ended June 30,
	2025	2024	Change
Sales	$1,433	$1,455	$(22)	-	2%
Adjusted EBIT	$42	$53	$(11)	-	21%
Adjusted EBIT as a percentage of sales	2.9%	3.6%		-	0.7%

Magna International Inc. Second Quarter Report 2025	13

Sales – Seating Systems

Sales decreased 2%, or $22 million, to $1.43 billion for the second quarter of 2025, compared to $1.46 billion for the second quarter of 2024 primarily due to:

•	lower production on certain programs, including the:
•	Jeep Grand Cherokee;
•	Volvo EX30;
•	Chrysler Pacifica; and
•	BMW X5;
•	the end of production of certain programs, including the:
•	Ford Edge; and
•	Changan CS55; and
•	net customer price concessions subsequent to the second quarter of 2024.

These factors were partially offset by:

•	the launch of programs during or subsequent to the second quarter of 2024, including the:
•	Skoda Elroq;
•	Audi A5;
•	BYD Qin L DM-i; and
•	Changan Deepal S09;
•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $20 million;
•	customer price increases to partially recover certain higher production input costs; and
•	commercial items in the second quarters of 2025 and 2024, which had a net favourable impact on a year-over-year basis.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Seating Systems

Adjusted EBIT decreased $11 million to $42 million for the second quarter of 2025, compared to $53 million for the second quarter of 2024, and Adjusted EBIT as a percentage of sales decreased to 2.9% from 3.6%. These decreases were primarily due to:

•	higher tariff costs;
•	reduced earnings on lower sales; and
•	net transactional foreign exchange losses in the second quarter of 2025, compared to net transactional foreign exchange gains in the second quarter of 2024.

These factors were partially offset by:

•	higher equity income;
•	commercial items in the second quarters of 2025 and 2024, which had a net favourable impact on a year-over-year basis; and
•	lower launch costs.

14	Magna International Inc. Second Quarter Report 2025

COMPLETE VEHICLES

	For the three months
	ended June 30,
	2025	2024	Change
Complete Vehicle Assembly Volumes (thousands of units)(i)	16.3	18.6	(2.3)	-	12%
Sales	$1,226	$1,242	$(16)	-	1%
Adjusted EBIT	$28	$20	$8	+	40%
Adjusted EBIT as a percentage of sales	2.3%	1.6%		+	0.7%

(i)	Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

Sales – Complete Vehicles

Sales decreased 1%, or $16 million, to $1.23 billion for the second quarter of 2025, compared to $1.24 billion for the second quarter of 2024, and assembly volumes decreased 12%. The decrease in sales is substantially a result of: lower assembly volumes due to the end of production of the Jaguar I-Pace and Jaguar E-Pace; and commercial items in the second quarters of 2025 and 2024, which had a net unfavourable impact on a year-over-year basis. These factors were partially offset by: the launch of the electric version of the Mercedes-Benz G-Class during fourth quarter of 2024; and a $59 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Complete Vehicles

Adjusted EBIT increased $8 million to $28 million for the second quarter of 2025, compared to $20 million for the second quarter of 2024, and Adjusted EBIT as a percentage of sales increased to 2.3% from 1.6%. These increases were primarily due to:

•	productivity and efficiency improvements, including the benefit of operational excellence initiatives and restructuring activities in prior periods; and
•	lower restructuring costs.

These factors were partially offset by commercial items in the second quarters of 2025 and 2024, which had a net unfavourable impact on a year-over-year basis.

CORPORATE AND OTHER

Adjusted EBIT was $4 million for the second quarter of 2025 compared to a loss of $35 million for the second quarter of 2024. The $39 million improvement was primarily the result of:

•	net transactional foreign exchange gains in the second quarter of 2025, compared to net transactional foreign exchange losses in the second quarter of 2024;
•	higher equity income; and
•	lower investments in research, development and new mobility.

These factors were partially offset by higher incentive and stock-based compensation.

Magna International Inc. Second Quarter Report 2025	15

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

	For the three months
	ended June 30,
	2025	2024	Change
Net income	$394	$328
Items not involving current cash flows	368	353
	762	681	$81
Changes in operating assets and liabilities	(135)	55	(190)
Cash provided from operating activities	$627	$736	$(109)

Cash provided from operating activities

Comparing the second quarter of 2025 to 2024, cash provided from operating activities decreased by $109 million primarily as a result of:

•	a $259 million decrease in cash received from customers;
•	a $79 million increase in cash taxes; and
•	a $2 million increase in cash interest paid.

These factors were partially offset by:

•	a $160 million decrease in cash paid for materials and overhead;
•	a $46 million decrease in cash paid for labour; and
•	higher dividends received from equity investments of $22 million.

Changes in operating assets and liabilities

During the second quarter of 2025, we used $135 million for operating assets and liabilities primarily for:

•	a $429 million decrease in accounts payable;
•	a $110 million decrease in taxes payable;
•	a $17 million decrease in accrued wages and salaries; and
•	a $8 million increase in tooling investment for current and upcoming program launches.

These factors were partially offset by:

•	a $231 million decrease in production and other receivables;
•	a $78 million increase in other accrued liabilities;
•	a $73 million decrease in production inventory; and
•	a $48 million decrease in prepaids and other.

16	Magna International Inc. Second Quarter Report 2025

INVESTING ACTIVITIES

	For the three months
	ended June 30,
	2025	2024	Change
Fixed asset additions	$(246)	$(500)
Increase in investments, other assets and intangible assets	(94)	(170)
(Increase) decrease in public and private equity investments	(3)	2
Acquisitions	4	(56)
Proceeds from dispositions	14	57
Cash used for investing activities	$(325)	$(667)	$342

Cash used for investing activities in the second quarter of 2025 was $342 million lower compared to the second quarter of 2024. The change between the second quarter of 2025, and the second quarter of 2024, was primarily due to: a $254 million decrease in cash used for fixed assets; a $76 million decrease in cash used for investments, other assets and intangible assets; and the acquisition of HE System Electronic during the second quarter of 2024. These factors were partially offset by: lower proceeds from dispositions during the second quarter of 2025; and a $5 million increase in cash used for investments in public and private equity investments.

FINANCING ACTIVITIES

	For the three months
	ended June 30,
	2025	2024	Change
Issues of debt	$1,045	$333
Tax withholdings on vesting of equity awards	—	(1)
Repurchase of Common Shares	—	(2)
Dividends paid to non-controlling interests	(25)	(26)
Dividends paid	(137)	(134)
(Decrease) increase in short-term borrowings	(297)	19
Repayments of debt	(407)	(768)
Cash provided from (used for) financing activities	$179	$(579)	$758

During the second quarter of 2025, we issued the following Senior Notes [the "Senior Notes"]:

	Settlement Date	Net Cash Proceeds (i)	Maturity Date
€575 million Senior Notes at 3.625%	May 21, 2025	€569 million	May 21, 2031
$400 million Senior Notes at 5.875%	May 22, 2025	$397 million	June 1, 2035

(i)	Net cash proceeds represent the public offering price less the underwriting discount, before expenses.

Net cash proceeds received from the Senior Notes issuances was $1,042 million, which were issued for general corporate purposes, including the repayment of $300 million in Senior Notes on May 23, 2025.

The Senior Notes are unsecured obligations and do not include any financial covenants. We may redeem the Senior Notes in whole or in part at any time, and from time to time, at specified redemption prices determined in accordance with the terms of the indenture governing the Senior Notes. Refer to Note 9, "Debt" of our unaudited interim consolidated financial statements for the three and six months ended June 30, 2025.

Cash dividends paid per Common Share were $0.485 for the second quarter of 2025, compared to $0.475 for the second quarter of 2024.

Short-term borrowings decreased $297 million during the second quarter of 2025, primarily due to a $256 million decrease in notes outstanding under the U.S. commercial paper programs.

Magna International Inc. Second Quarter Report 2025	17

During the second quarter of 2025, we repaid $100 million of the 3-year tranche Term Loan.

FINANCING RESOURCES

	As at	As at
	June 30,	December 31,
	2025	2024	Change
Liabilities
Short-term borrowings	$349	$271
Long-term debt due within one year	706	708
Current portion of operating lease liabilities	318	293
Long-term debt	4,984	4,134
Operating lease liabilities	1,759	1,662
	$8,116	$7,068	$1,048

Financial liabilities increased $1.05 billion to $8.12 billion as at June 30, 2025, primarily as a result of: the issuance of €575 million and $400 million of Senior Notes during the second quarter of 2025; renewing existing and entering into new operating lease agreements; and an increase in notes outstanding under the euro commercial paper program. These increases were partially offset by the repayments of $300 million in Senior Notes and $100 million of the 3-year tranche Term Loan during the second quarter of 2025.

CASH RESOURCES

In the second quarter of 2025, our cash resources increased by $0.5 billion to $1.5 billion, primarily as a result of cash provided from operating and financing activities, partially offset by cash used for investing activities. In addition to our cash resources at June 30, 2025, we had term and operating lines of credit totaling $4.7 billion, of which $3.8 billion was unused and available.

On July 8, 2025, we amended our syndicated, unsecured, delayed draw term loan (the "Term Loan") to reduce the 3-year tranche amount from $650 million to $350 million and extended the draw expiration date from July 12, 2025 to January 12, 2026. As at June 30, 2025, no amounts had been drawn under this 3-year tranche.

MAXIMUM NUMBER OF SHARES ISSUABLE

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at July 31, 2025 were exercised:

Common Shares	281,778,768
Stock options (i)	6,045,264
287,824,032

(i)	Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

CONTRACTUAL OBLIGATIONS

There have been no material changes with respect to the contractual obligations requiring annual payments during the second quarter of 2025 that are outside the ordinary course of our business. Refer to our MD&A included in our 2024 Annual Report.

18	Magna International Inc. Second Quarter Report 2025

RESULTS OF OPERATIONS – FOR THE SIX MONTHS ENDED JUNE 30, 2025

	For the six months ended June 30,
	Sales			Adjusted EBIT
	2025	2024	Change	2025	2024	Change
Body Exteriors & Structures	$8,219	$8,894	$(675)	$577	$639	$(62)
Power & Vision	7,503	7,768	(265)	286	296	(10)
Seating Systems	2,745	2,910	(165)	12	105	(93)
Complete Vehicles	2,502	2,625	(123)	72	47	25
Corporate and Other	(269)	(269)	—	(10)	(41)	31
Total reportable segments	$20,700	$21,928	$(1,228)	$937	$1,046	$(109)

BODY EXTERIORS & STRUCTURES

	For the six months
	ended June 30,
	2025	2024	Change
Sales	$8,219	$8,894	$(675)	-	8%
Adjusted EBIT	$577	$639	$(62)	-	10%
Adjusted EBIT as a percentage of sales	7.0%	7.2%		-	0.2%

Sales – Body Exteriors & Structures

Sales decreased 8%, or $675 million, to $8.22 billion for the six months ended June 30, 2025, compared to $8.89 billion for the six months ended June 30, 2024, primarily due to:

•	lower light vehicle production in North America and Europe;
•	the end of production of certain programs, including the:
•	Chevrolet Malibu; and
•	Ford Edge;
•	divestitures subsequent to the first six months of 2024, which decreased sales by $119 million;
•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $35 million; and
•	net customer price concessions subsequent to the first six months of 2024.

These factors were partially offset by:

•	the launch of programs during or subsequent to the first six months of 2024, including the:
•	GMC Acadia, Chevrolet Traverse and Buick Enclave;
•	Jeep Wagoneer S;
•	Skoda Elroq; and
•	Cadillac Escalade IQ and IQL; and
•	commercial items in the first six months of 2025 and 2024, which had a net favourable impact on a year-over-year basis.

Magna International Inc. Second Quarter Report 2025	19

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Body Exteriors & Structures

Adjusted EBIT decreased $62 million to $577 million for the six months ended June 30, 2025, compared to $639 million for the six months ended June 30, 2024, and Adjusted EBIT as a percentage of sales decreased to 7.0% from 7.2%. These decreases were primarily as a result of:

•	reduced earnings on lower sales;
•	net transactional foreign exchange losses in the first six months of 2025, compared to net transactional foreign exchange gains in the first six months of 2024;
•	higher pre-operating costs incurred at new facilities;
•	higher production input costs net of customer recoveries, primarily for labour;
•	higher tariff costs; and
•	divestitures subsequent to the first six months of 2024.

These factors were partially offset by:

•	productivity and efficiency improvements, including the benefit of operational excellence initiatives and restructuring activities in prior periods;
•	commercial items in the first six months of 2025 and 2024, which had a net favourable impact on a year-over-year basis;
•	supply chain premiums in 2024, partially as a result of a supplier bankruptcy; and
•	lower net warranty costs of $10 million.

POWER & VISION

	For the six months
	ended June 30,
	2025	2024	Change
Sales	$7,503	$7,768	$(265)	-	3%
Adjusted EBIT	$286	$296	$(10)	-	3%
Adjusted EBIT as a percentage of sales	3.8%	3.8%			—

Sales – Power & Vision

Sales decreased 3%, or $265 million, to $7.50 billion for the six months ended June 30, 2025, compared to $7.77 billion for the six months ended June 30, 2024, primarily due to:

•	lower light vehicle production in North America and Europe;
•	the end of production of certain programs, including the:
•	Fiat 500C; and
•	Cadillac XT4; and
•	net customer price concessions subsequent to the first six months of 2024.

20   Magna International Inc. Second Quarter Report 2025

These factors were partially offset by:

•	the launch of programs during or subsequent to the first six months of 2024, including the:
•	Mercedes-Benz G-Class;
•	GMC Acadia, Chevrolet Traverse and Buick Enclave;
•	Mini Cooper; and
•	Jetour X70;
•	customer price increases to partially recover certain higher production input costs; and
•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $8 million.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Power & Vision

Adjusted EBIT decreased $10 million to $286 million for the six months ended June 30, 2025, compared to $296 million for the six months ended June 30, 2024, and Adjusted EBIT as a percentage of sales was 3.8% for both periods. Factors decreasing Adjusted EBIT and impacting Adjusted EBIT as a percentage of sales included:

•	higher tariff costs;
•	net transactional foreign exchange losses in the first six months of 2025, compared to net transactional foreign exchange gains in the first six months of 2024; and
•	reduced earnings on lower sales.

These factors were partially offset by:

•	higher customer recoveries and lower production input costs, primarily for certain commodities;
•	productivity and efficiency improvements, including the benefit of operational excellence initiatives and restructuring activities in prior periods; and
•	lower launch costs.

SEATING SYSTEMS

	For the six months
	ended June 30,
	2025	2024	Change
Sales	$2,745	$2,910	$(165)	-	6%
Adjusted EBIT	$12	$105	$(93)	-	89%
Adjusted EBIT as a percentage of sales	0.4%	3.6%		-	3.2%

Magna International Inc. Second Quarter Report 2025   21

Sales – Seating Systems

Sales decreased 6%, or $165 million, to $2.75 billion for the six months ended June 30, 2025, compared to $2.91 billion for the six months ended June 30, 2024, primarily due to:

•	lower production on certain programs, including the:
•	Jeep Grand Cherokee;
•	Volvo EX30;
•	Chrysler Pacifica; and
•	BMW X5;
•	the end of production of certain programs, including the:
•	Ford Edge; and
•	Volkswagen Transporter; and
•	net customer price concessions subsequent to the first six months of 2024.

These factors were partially offset by:

•	the launch of programs during or subsequent to the first six months of 2024, including the:
•	BYD Qin L DM-i;
•	GMC Acadia, Chevrolet Traverse and Buick Enclave;
•	Skoda Elroq; and
•	Audi A5; and
•	commercial items in the first six months of 2025 and 2024, which had a net favourable impact on a year-over-year basis.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Seating Systems

Adjusted EBIT decreased $93 million to $12 million for the six months ended June 30, 2025, compared to $105 million for the six months ended June 30, 2024, and Adjusted EBIT as a percentage of sales decreased to 0.4% from 3.6%. These decreases were primarily due to:

•	reduced earnings on lower sales;
•	higher net warranty costs of $29 million;
•	higher tariff costs;
•	net transactional foreign exchange losses in the first six months of 2025, compared to net transactional foreign exchange gains in the first six months of 2024; and
•	higher production input costs net of customer recoveries, primarily relating to certain commodities and labour.

These factors were partially offset by higher equity income.

COMPLETE VEHICLES

	For the six months
	ended June 30,
	2025	2024	Change
Complete Vehicle Assembly Volumes (thousands of units)(i)	33.7	40.9	-	7.2	-	18%
Sales	$2,502	$2,625		$(123)	-	5%
Adjusted EBIT	$72	$47		$25	+	53%
Adjusted EBIT as a percentage of sales	2.9%	1.8%			+	1.1%

(i)      Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

22   Magna International Inc. Second Quarter Report 2025

Sales – Complete Vehicles

Sales decreased 5%, or $123 million, to $2.50 billion for the six months ended June 30, 2025, compared to $2.63 billion for the six months ended June 30, 2024, and assembly volumes decreased 18%. The decrease in sales is substantially a result of lower assembly volumes, including the end of production of the Jaguar I-Pace and Jaguar E-Pace. These factors were partially offset by: the launch of the electric version of the Mercedes-Benz G-Class during the fourth quarter of 2024; and a $21 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Complete Vehicles

Adjusted EBIT increased $25 million to $72 million for the six months ended June 30, 2025, compared to $47 million for the six months ended June 30, 2024, and Adjusted EBIT as a percentage of sales increased to 2.9% from 1.8%. These increases were primarily due to:

•	productivity and efficiency improvements, including the benefit of operational excellence initiatives and restructuring activities in prior periods;
•	higher engineering margins; and
•	lower restructuring costs.

These factors were partially offset by:

•	reduced earnings on lower assembly volumes; and
•	commercial items in the first six months of 2025 and 2024, which had a net unfavourable impact on a year-over-year basis.

CORPORATE AND OTHER

Adjusted EBIT was a loss of $10 million for the six months ended June 30, 2025, compared to a loss of $41 million for the six months ended June 30, 2024. The $31 million improvement was primarily the result of:

•	net transactional foreign exchange gains in the first six months of 2025, compared to net transactional foreign exchange losses in the first six months of 2024;
•	lower investments in research, development and new mobility; and
•	higher equity income.

These factors were partially offset by

•	a gain on the sale of an equity-method investment during the first six months of 2024;
•	higher incentive and stock-based compensation; and
•	a decrease in fees received from our divisions.

Magna International Inc. Second Quarter Report 2025   23

NON-GAAP PERFORMANCE MEASURES - FOR THE SIX MONTHS ENDED JUNE 30, 2025

ADJUSTED EBIT AS A PERCENTAGE OF SALES

The table below shows the change in Magna's Sales and Adjusted EBIT by segment, as well as the impact each segment's changes have on Magna's Adjusted EBIT as a percentage of sales, for the six months ended June 30, 2025 compared to the six months ended June 30, 2024:

			Adjusted EBIT
		Adjusted	as a percentage
	Sales	EBIT	of sales
Six months ended June 30, 2024	$21,928	$1,046		4.8%
Increase (decrease) related to:
Body Exteriors & Structures	(675)	(62)	-	0.1%
Power & Vision	(265)	(10)		—
Seating Systems	(165)	(93)	-	0.4%
Complete Vehicles	(123)	25	+	0.1%
Corporate and Other	—	31	+	0.1%
Six months ended June 30, 2025	$20,700	$937		4.5%

Adjusted EBIT as a percentage of sales decreased to 4.5% for the six months ended June 30, 2025, compared to 4.8% for the six months ended June 30, 2024, primarily due to:

•	reduced earnings on lower sales;
•	higher tariff costs;
•	net transactional foreign exchange losses in the first six months of 2025, compared to net transactional foreign exchange gains in the first six months of 2024;
•	higher pre-operating costs incurred at new facilities;
•	higher net warranty costs; and
•	reduced earnings on lower assembly volumes.

These factors were partially offset by:

•	productivity and efficiency improvements, including the benefit of operational excellence initiatives and restructuring activities in prior periods;
•	commercial items in the first six months of 2025 and 2024, which had a net favourable impact on a year-over-year basis;
•	lower launch costs; and
•	supply chain premiums in 2024, partially as a result of a supplier bankruptcy.

24   Magna International Inc. Second Quarter Report 2025

ADJUSTED RETURN ON INVESTED CAPITAL

Adjusted Return on Invested Capital decreased to 7.7% for the six months ended June 30, 2025, compared to 8.6% for the six months ended June 30, 2024, as a result of a decrease in Adjusted After-tax operating profits and higher Average Invested Capital.

Average Invested Capital increased $75 million to $18.97 billion for the six months ended June 30, 2025, compared to $18.90 billion for the six months ended June 30, 2024, primarily due to:

•	average investment in fixed assets in excess of average depreciation expense on fixed assets; and
•	average investment in operating lease right-of-use assets in excess of average amortization expense on operating lease right-of-use assets.

These factors were partially offset by:

•	the net weakening of foreign currencies against the U.S. dollar;
•	a decrease in average operating assets and liabilities;
•	long-lived asset impairments during or subsequent to the first six months of 2024;
•	divestitures, net of acquisitions, during or subsequent to the first six months of 2024; and
•	lower net investments in public and private equity companies and public company warrants.

Magna International Inc. Second Quarter Report 2025   25

NON-GAAP FINANCIAL MEASURES RECONCILIATION

The reconciliation of Non-GAAP financial measures is as follows:

ADJUSTED EBIT

	For the three months		For the six months
	ended June 30,		ended June 30,
	2025	2024	2025	2024
Net income	$394	$328	$547	$354
Add:
Amortization of acquired intangible assets	29	28	55	56
Interest expense, net	52	54	102	105
Other expense, net	6	68	59	424
Income taxes	102	99	174	107
Adjusted EBIT	$583	$577	$937	$1,046

ADJUSTED EBIT AS A PERCENTAGE OF SALES

	For the three months		For the six months
	ended June 30,		ended June 30,
	2025	2024	2025	2024
Sales	$10,631	$10,958	$20,700	$21,928
Adjusted EBIT	$583	$577	$937	$1,046
Adjusted EBIT as a percentage of sales	5.5%	5.3%	4.5%	4.8%

ADJUSTED DILUTED EARNINGS PER SHARE

	For the three months		For the six months
	ended June 30,		ended June 30,
	2025	2024	2025	2024
Net income attributable to Magna International Inc.	$379	$313	$525	$322
Add (deduct):
Amortization of acquired intangible assets	29	28	55	56
Other expense, net	6	68	59	424
Tax effect on Amortization of acquired intangible assets and Other expense, net	(7)	(20)	(13)	(102)
Adjusted net income attributable to Magna International Inc.	407	389	626	700
Diluted weighted average number of Common Shares outstanding during the period (millions)	281.7	287.3	281.9	287.2
Adjusted diluted earnings per share	$1.44	$1.35	$2.22	$2.44

26   Magna International Inc. Second Quarter Report 2025

ADJUSTED RETURN ON INVESTED CAPITAL

Adjusted Return on Invested Capital is calculated as Adjusted After-tax operating profits divided by Average Invested Capital for the period. Average Invested Capital for the three month period is averaged on a two-fiscal quarter basis and for the six month period is averaged on a three-fiscal quarter basis.

	For the three months		For the six months
	ended June 30,		ended June 30,
	2025	2024	2025	2024
Net income	$394	$328	$547	$354
Add (deduct):
Amortization of acquired intangible assets	29	28	55	56
Interest expense, net	52	54	102	105
Other expense, net	6	68	59	424
Tax effect on Interest expense, net, Amortization of acquired intangible assets and Other expense, net	(18)	(32)	(37)	(125)
Adjusted After-tax operating profits	$463	$446	$726	$814

	As at June 30,
	2025	2024
Total Assets	$33,175	$31,986
Excluding:
Cash and cash equivalents	(1,536)	(999)
Deferred tax assets	(902)	(807)
Less Current Liabilities	(12,350)	(12,449)
Excluding:
Short-term borrowings	349	848
Long-term debt due within one year	706	65
Current portion of operating lease liabilities	318	306
Invested Capital	$19,760	$18,950

	For the three months		For the six months
	ended June 30,		ended June 30,
	2025	2024	2025	2024
Adjusted After-tax operating profits	$463	$446	$726	$814
Average Invested Capital	$19,385	$18,880	$18,972	$18,897
Adjusted Return on Invested Capital	9.6%	9.4%	7.7%	8.6%

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings, and other claims. Refer to Note 14, "Contingencies" of our unaudited interim consolidated financial statements for the three and six months ended June 30, 2025.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to "Item 5. Risk Factors" in our Annual Information Form, filed with the securities commissions in Canada, our Annual Report on Form 40-F, filed with the United States Securities and Exchange Commission, each in respect of the year ended December 31, 2024, and updated in our subsequent quarterly filings.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the three months ended June 30, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Magna International Inc. Second Quarter Report 2025   27

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A may constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "assume", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "potential", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements.

Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions, and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Macroeconomic, Geopolitical and Other Risks

•      unpredictable tariff and trade environment;

•      trade disputes and threats to free trade agreements;

•      consumer confidence levels;

•      increasing economic uncertainty;

•      interest rates and availability of consumer credit;

•      geopolitical risks;

Risks Related to the Automotive Industry

•      program deferrals, cancellations and volume reductions;

•      economic cyclicality;

•      regional production volume declines;

•      deteriorating vehicle affordability;

•      uncertain pace of EV adoption, including North American electric vehicle program deferrals, cancellations and volume reductions;

•      intense competition;

Strategic Risks

•      planning and forecasting challenges;

•      evolution of the vehicle;

•      evolving business risk profile;

•      technology and innovation;

•      investments in mobility and technology companies;

Customer-Related Risks

•      customer concentration;

•      market shifts;

•      growth of EV-focused OEMs, particularly Chinese OEMs;

•      risks of conducting business with newer EV-focused OEMs;

•      dependence on outsourcing;

•      customer cooperation and consolidation;

•      consumer take rate shifts;

•      customer purchase orders;

•      potential OEM production-related disruptions;

Supply Chain Risks

•      supply base;

•      supplier claims;

•      supply chain disruptions;

•      regional energy supply and pricing;

Manufacturing/Operational Risks

•      product launch;

•      operational underperformance;

•      restructuring costs and impairment charges, including due to ‘reshoring’ of production to the U.S.;

•      skilled labour attraction/retention;

•      leadership expertise and succession;

Pricing Risks

•      quote/pricing assumptions;

•      customer pricing pressure/contractual arrangements;

•      commodity cost volatility;

•      scrap steel/aluminum price volatility;

Warranty/Recall Risks

•      repair/replace costs;

•      warranty provisions;

•      product liability;

Climate Change Risks

•      transition risks and physical risks;

•      strategic and other risks;

IT Security/Cybersecurity Risks

•      IT/cybersecurity breach;

•      product cybersecurity;

Acquisition Risks

•      inherent merger and acquisition risks;

•      acquisition integration and synergies;

Other Business Risks

•      joint ventures;

•      intellectual property;

•      risks of doing business in foreign markets;

•      relative foreign exchange rates;

•      pension risks;

•      tax risks, including our dispute with the Mexican tax authority regarding VAT;

•      returns on capital investments;

•      financial flexibility;

•      credit ratings changes;

•      stock price fluctuation;

Legal, Regulatory and Other Risks

•      legal and regulatory proceedings;

•      changes in laws; and

•      environmental compliance.

28   Magna International Inc. Second Quarter Report 2025

In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are:

•	discussed under the "Industry Trends and Risks" heading of our Management's Discussion and Analysis; and
•	set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.

Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can also be found in our Annual Information Form. Additional information about Magna, including our Annual Information Form, is available through the System for Electronic Data Analysis and Retrieval+ (SEDAR+) at www.sedarplus.ca, as well as on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

Magna International Inc. Second Quarter Report 2025   29

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2025	2024	2025	2024
Sales	15	$10,631	$10,958	$20,700	$21,928

Costs and expenses
Cost of goods sold		9,127	9,494	17,954	19,136
Selling, general and administrative		565	523	1,104	1,039
Depreciation		388	373	757	750
Amortization of acquired intangible assets		29	28	55	56
Interest expense, net		52	54	102	105
Equity income		(32)	(9)	(52)	(43)
Other expense, net	2	6	68	59	424
Income from operations before income taxes		496	427	721	461
Income taxes	10	102	99	174	107
Net income		394	328	547	354
Income attributable to non-controlling interests		(15)	(15)	(22)	(32)
Net income attributable to Magna International Inc.		$379	$313	$525	$322

Earnings per Common Share:	3
Basic		$1.35	$1.09	$1.86	$1.12
Diluted		$1.35	$1.09	$1.86	$1.12

Cash dividends paid per Common Share		$0.485	$0.475	$0.970	$0.950

Weighted average number of Common Shares outstanding during the period [in millions]:	3
Basic		281.7	287.3	281.9	287.1
Diluted		281.7	287.3	281.9	287.2

See accompanying notes

30   Magna International Inc. Second Quarter Report 2025

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2025	2024	2025	2024
Net income		$394	$328	$547	$354

Other comprehensive income (loss), net of tax:	12
Net unrealized gain (loss) on translation of net investment in foreign operations		381	(66)	568	(308)
Net unrealized gain (loss) on cash flow hedges		98	(6)	147	(19)
Reclassification of net loss (gain) on cash flow hedges to net income		7	(17)	23	(46)
Reclassification of net loss on pensions to net income		1	—	2	1
Other comprehensive income (loss)		487	(89)	740	(372)

Comprehensive income (loss)		881	239	1,287	(18)
Comprehensive income attributable to non-controlling interests		(20)	(9)	(28)	(19)
Comprehensive income (loss) attributable to Magna International Inc.		$861	$230	$1,259	$(37)

See accompanying notes

Magna International Inc. Second Quarter Report 2025   31

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at	As at
		June 30,	December 31,
	Note	2025	2024
ASSETS
Current assets
Cash and cash equivalents	4	$1,536	$1,247
Accounts receivable		8,258	7,376
Inventories	5	4,207	4,151
Prepaid expenses and other		333	344
		14,334	13,118

Investments	6	1,129	1,045
Fixed assets, net		9,853	9,584
Operating lease right-of-use assets		2,061	1,941
Intangible assets, net		738	738
Goodwill		2,883	2,674
Deferred tax assets		902	819
Other assets	7	1,275	1,120
		$33,175	$31,039

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings	9	$349	$271
Accounts payable		7,127	7,194
Other accrued liabilities	8	2,845	2,572
Accrued salaries and wages		917	867
Income taxes payable		88	192
Long-term debt due within one year		706	708
Current portion of operating lease liabilities		318	293
		12,350	12,097

Long-term debt	9	4,984	4,134
Operating lease liabilities		1,759	1,662
Long-term employee benefit liabilities		574	533
Other long-term liabilities		267	396
Deferred tax liabilities		338	277
		20,272	19,099

Shareholders' equity
Capital stock
Common Shares
[issued: 281,778,768; December 31, 2024 – 282,875,928]	11	3,363	3,359
Contributed surplus		161	149
Retained earnings		9,806	9,598
Accumulated other comprehensive loss	12	(848)	(1,584)
		12,482	11,522
Non-controlling interests		421	418
		12,903	11,940
		$33,175	$31,039

See accompanying notes

32   Magna International Inc. Second Quarter Report 2025

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended June 30,		Six months ended June 30,
	Note	2025	2024	2025	2024
Cash provided from (used for):

OPERATING ACTIVITIES
Net income		$394	$328	$547	$354
Items not involving current cash flows	4	368	353	762	918
		762	681	1,309	1,272
Changes in operating assets and liabilities	4	(135)	55	(605)	(275)
Cash provided from operating activities		627	736	704	997

INVESTMENT ACTIVITIES
Fixed asset additions		(246)	(500)	(514)	(993)
Acquisitions		4	(56)	—	(86)
(Increase) decrease in public and private equity investments		(3)	2	(4)	(21)
Increase in investments, other assets and intangible assets		(94)	(170)	(242)	(295)
Proceeds from dispositions		14	57	40	144
Net cash inflow from disposal of facilities		—	—	—	4
Cash used for investing activities		(325)	(667)	(720)	(1,247)

FINANCING ACTIVITIES
Issues of debt	9	1,045	333	1,046	758
(Decrease) increase in short-term borrowings		(297)	19	31	360
Repayments of debt		(407)	(768)	(414)	(777)
Issues of Common Shares on exercise of stock options		—	—	—	30
Tax withholdings on vesting of equity awards		—	(1)	(4)	(5)
Repurchase of Common Shares	11	—	(2)	(51)	(5)
Dividends paid to non-controlling interests		(25)	(26)	(25)	(26)
Dividends		(137)	(134)	(273)	(268)
Cash provided from (used for) financing activities		179	(579)	310	67

Effect of exchange rate changes on cash and cash equivalents		(4)	(8)	(5)	(16)

Net decrease in cash and cash equivalents during the period		477	(518)	289	(199)
Cash and cash equivalents, beginning of period		1,059	1,517	1,247	1,198
Cash and cash equivalents, end of period	4	$1,536	$999	$1,536	$999

See accompanying notes

Magna International Inc. Second Quarter Report 2025	33

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

	Six months ended June 30, 2025
		Common Shares
	Note	Number	Stated Value	Contributed Surplus	Retained Earnings	AOCL[i]	Non- controlling Interests	Total Equity
		[in millions]
Balance, December 31, 2024		282.9	$3,359	$149	$9,598	$(1,584)	$418	$11,940
Net income					525		22	547
Other comprehensive income						734	6	740
Release of stock and stock units		0.2	18	(18)
Tax withholdings on vesting of equity awards		(0.1)	(1)		(3)			(4)
Repurchase and cancellation under normal course issuer bid	11	(1.3)	(16)		(38)	2		(52)
Stock-based compensation expense				30				30
Dividends paid to non-controlling interests							(25)	(25)
Dividends paid			3		(276)			(273)
Balance, June 30, 2025		281.7	$3,363	$161	$9,806	$(848)	$421	$12,903

	Three months ended June 30, 2025
		Common Shares
	Note	Number	Stated Value	Contributed Surplus	Retained Earnings	AOCL[i]	Non- controlling Interests	Total Equity
		[in millions]
Balance, March 31, 2025		281.7	$3,362	$143	$9,565	$(1,330)	$426	$12,166
Net income					379		15	394
Other comprehensive income						482	5	487
Stock-based compensation expense				18				18
Dividends paid to non-controlling interests							(25)	(25)
Dividends paid			1		(138)			(137)
Balance, June 30, 2025		281.7	$3,363	$161	$9,806	$(848)	$421	$12,903

[i] AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

34	Magna International Inc. Second Quarter Report 2025

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

	Six months ended June 30, 2024
		Common Shares
	Note	Number	Stated Value	Contributed Surplus	Retained Earnings	AOCL[i]	Non- controlling Interests	Total Equity
		[in millions]
Balance, December 31, 2023		286.6	$3,354	$125	$9,303	$(898)	$393	$12,277
Net income					322		32	354
Other comprehensive loss						(359)	(13)	(372)
Shares issued on exercise of stock options		0.7	36	(6)				30
Release of stock and stock units		0.2	12	(12)
Tax withholdings on vesting of equity awards		(0.2)	(1)		(4)			(5)
Repurchase and cancellation under normal course issuer bid		(0.1)	(1)		(4)			(5)
Stock-based compensation expense				25				25
Dividends paid to non-controlling interests							(26)	(26)
Dividends paid		0.1	4		(272)			(268)
Balance, June 30, 2024		287.3	$3,404	$132	$9,345	$(1,257)	$386	$12,010

	Three months ended June 30, 2024
		Common Shares
	Note	Number	Stated Value	Contributed Surplus	Retained Earnings	AOCL[i]	Non- controlling Interests	Total Equity
		[in millions]
Balance, March 31, 2024		287.3	$3,399	$125	$9,171	$(1,174)	$403	$11,924
Net income					313		15	328
Other comprehensive loss						(83)	(6)	(89)
Release of stock and stock units		0.1	3	(3)
Tax withholdings on vesting of equity awards		(0.1)			(1)			(1)
Repurchase and cancellation under normal course issuer bid					(2)			(2)
Stock-based compensation expense				10				10
Dividends paid to non-controlling interests							(26)	(26)
Dividends paid			2		(136)			(134)
Balance, June 30, 2024		287.3	$3,404	$132	$9,345	$(1,257)	$386	$12,010

[i] AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

Magna International Inc. Second Quarter Report 2025	35

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.	SIGNIFICANT ACCOUNTING POLICIES

[a]	Basis of Presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively "Magna" or the "Company"] have been prepared in U.S. dollars in accordance with accounting principles generally accepted in the United States of America ["GAAP"]. The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2024 audited consolidated financial statements and notes thereto included in the Company's 2024 Annual Report.

The unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position as at June 30, 2025 and the results of operations, changes in equity, and cash flows for the three and six-month periods ended June 30, 2025 and 2024.

[b]	Use of Estimates

The preparation of the unaudited interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the interim consolidated financial statements and accompanying notes. Due to the inherent uncertainty involved in making estimates, actual results could ultimately differ from those estimates.

The Company continues to closely monitor the two reporting units within its Body Exteriors & Structures and Power & Vision segments identified as having a heightened risk of impairment as at December 31, 2024 and March 31, 2025. As at June 30, 2025, no new indicators of impairment were identified.

36	Magna International Inc. Second Quarter Report 2025

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.	OTHER EXPENSE, NET

		Three months ended June 30,		Six months ended June 30,
		2025	2024	2025	2024
Restructuring activities	[a]	$13	$55	$57	$93
Investments	[b]	(7)	3	2	5
Impacts related to Fisker Inc. [“Fisker”]	[c]	—	19	—	335
Gain on business combination	[d]	—	(9)	—	(9)
		$6	$68	$59	$424

[a]	Restructuring activities

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Power & Vision [i]	$13	$55	$24	$55
Complete Vehicles	—	—	33	26
Body Exteriors & Structures	—	—	—	12
Other expense, net	13	55	57	93
Tax effect	(4)	(10)	(4)	(16)
Net loss attributable to Magna	$9	$45	$53	$77

[i] During the second quarter of 2025, the Company recorded $7 million of charges related to significant rightsizing activities at a facility in Europe, as well as $6 million of restructuring charges associated with its acquisition of the Veoneer Active Safety Business.

During the second quarter of 2024, the Company recorded $35 million of restructuring charges associated with its acquisition of the Veoneer Active Safety Business, and $20 million of restructuring charges related to plant closures.

[b]	Investments

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Net revaluation (gain) loss on public and private equity investments	$(4)	$2	$(2)	$4
Gain on sales of public equity investments	(3)	—	(4)	—
Revaluation loss on public company warrants	—	1	8	1
Other (income) expense, net	(7)	3	2	5
Tax effect	2	(1)	1	(2)
Net (gain) loss attributable to Magna	$(5)	$2	$3	$3

[c]	Impacts related to Fisker

During 2024, the Company recorded impairment charges on its Fisker related net assets, including its Fisker warrants, which were received in connection with the agreements with Fisker for platform sharing, engineering and manufacturing of the Fisker Ocean SUV. The Company also recorded additional restructuring charges during 2024 related to its Fisker related assembly operations.

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Impairment of Fisker related net assets	$—	$19	$—	$280
Impairment of Fisker warrants	—	—	—	33
Additional restructuring related to Complete Vehicles	—	—	—	22
Other expense, net	—	19	—	335
Tax effect	—	(4)	—	(73)
Net loss attributable to Magna	$—	$15	$—	$262

Magna International Inc. Second Quarter Report 2025	37

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.	OTHER EXPENSE, NET (CONTINUED)

[d]	Gain on business combination

During the second quarter of 2024, the Company acquired a business in the Body Exteriors & Structures segment for $5 million, resulting in a bargain purchase gain of $9 million [$9 million after tax].

3.	EARNINGS PER SHARE

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Basic earnings per Common Share:
Net income attributable to Magna International Inc.	$379	$313	$525	$322
Weighted average number of Common Shares outstanding	281.7	287.3	281.9	287.1
Basic earnings per Common Share	$1.35	$1.09	$1.86	$1.12
Diluted earnings per Common Share [a]:
Net income attributable to Magna International Inc.	$379	$313	$525	$322
Weighted average number of Common Shares outstanding	281.7	287.3	281.9	287.2
Diluted earnings per Common Share	$1.35	$1.09	$1.86	$1.12

[a]	For the three and six months ended June 30, 2025, diluted earnings per Common Share excluded 5.6 million [2024 – 6.0 million] and 5.7 million [2024 – 4.4 million] Common Shares, respectively, issuable under the Company's Incentive Stock Option Plan because these options were not "in-the-money". The dilutive effect of participating securities using the two-class method was excluded from the calculation of earnings per share because the effect would be immaterial.

38	Magna International Inc. Second Quarter Report 2025

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.	DETAILS OF CASH FLOWS

[a]	Cash and cash equivalents:

	June 30,	December 31,
	2025	2024
Bank term deposits and bankers' acceptances	$694	$497
Cash	842	750
	$1,536	$1,247

[b]	Items not involving current cash flows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Depreciation	$388	$373	$757	$750
Amortization of acquired intangible assets	29	28	55	56
Other asset amortization	55	48	106	92
Deferred revenue amortization	(77)	(82)	(134)	(156)
Other non-cash charges	(8)	(11)	5	(3)
Deferred tax recovery	(19)	(24)	(42)	(152)
Dividends received in excess of equity income	7	8	13	22
Non-cash portion of Other expense, net [note 2]	(7)	13	2	309
	$368	$353	$762	$918

[c]	Changes in operating assets and liabilities:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Accounts receivable	$202	$139	$(494)	$(452)
Inventories	131	18	170	(48)
Prepaid expenses and other	49	58	39	(27)
Accounts payable	(468)	(175)	(398)	(28)
Accrued salaries and wages	(17)	(15)	(10)	(26)
Other accrued liabilities	78	59	263	329
Income taxes payable	(110)	(29)	(175)	(23)
	$(135)	$55	$(605)	$(275)

Magna International Inc. Second Quarter Report 2025	39

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

5.	INVENTORIES

Inventories consist of:

	June 30,	December 31,
	2025	2024
Raw materials and supplies	$1,715	$1,672
Work-in-process	475	446
Finished goods	588	664
Tooling and engineering	1,429	1,369
	$4,207	$4,151

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

6.	INVESTMENTS

	June 30,	December 31,
	2025	2024
Equity method investments	$874	$794
Public and private equity investments	225	206
Debt investments	30	31
Warrants	—	14
	$1,129	$1,045

Cumulative unrealized gains and losses on equity securities held as at June 30, 2025 were $23 million and $19 million [$29 million and $18 million as at December 31, 2024], respectively.

7.	OTHER ASSETS

Other assets consist of:

	June 30,	December 31,
	2025	2024
Preproduction costs related to long-term supply agreements	$762	$697
Long-term receivables [i]	307	310
Unrealized gain on cash flow hedges	67	11
Pension overfunded status	58	57
Other, net [i]	81	45
	$1,275	$1,120

[i] Certain amounts in the prior period have been reclassified to conform with current period presentation.

8.	WARRANTY

The following is a continuity of the Company's warranty accruals, included in Other accrued liabilities:

	2025	2024
Balance, beginning of period	$309	$270
Expense, net	55	33
Settlements	(51)	(18)
Foreign exchange and other	5	(1)
Balance, March 31	318	284
Expense, net	31	39
Settlements	(28)	(21)
Foreign exchange and other	10	(4)
Balance, June 30	$331	$298

40	Magna International Inc. Second Quarter Report 2025

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

9.	DEBT

Short-term borrowings

[a]	Commercial Paper Program

As at June 30, 2025, $265 million [$271 million as at December 31, 2024] of notes were outstanding under the U.S. commercial paper program, with a weighted average interest rate of 4.66% [2024 – 4.74%] and $82 million [no amounts outstanding as at December 31, 2024] of notes outstanding under the euro-commercial paper program, with a weighted average interest rate of 2.23%. The U.S. notes and the euro notes are backstopped by the Company's existing global credit facility.

[b]	Credit Facilities

On March 21, 2025, the Company extended the maturity date of its $800 million 364-day syndicated revolving credit facility from June 24, 2025 to June 24, 2026. The facility can be drawn in U.S. dollars or Canadian dollars. As at June 30, 2025, no amounts are outstanding under this credit facility.

Long-term borrowings

[a]	Senior Notes

During the three months ended June 30, 2025, the Company issued the following Senior Notes:

	Settlement Date	Net Cash Proceeds [i]	Maturity Date
€575 million Senior Notes at 3.625%	May 21, 2025	€569 million	May 21, 2031
$400 million Senior Notes at 5.875%	May 22, 2025	$397 million	June 1, 2035

[i] Net cash proceeds represent the public offering price less the underwriting discount, before expenses.

The Senior Notes were issued for general corporate purposes, including the repayment of the $300 million Senior Notes, which were due March 2026, on May 23, 2025.

The Senior Notes are unsecured obligations and do not include any financial covenants. The Company may redeem the notes in whole or in part at any time, and from time to time, at specified redemption prices determined in accordance with the terms of the indenture governing the Senior Notes.

[b]	Global Credit Facility

On March 21, 2025, the Company extended the maturity date of its $2.7 billion syndicated revolving credit facility from June 25, 2029 to June 25, 2030. As at June 30, 2025, no amounts are outstanding under this credit facility.

[c]	Term Loan Facilities

On May 30, 2025, the Company repaid $100 million of the 3-year tranche Term Loan.

As at June 30, 2025, the Company had $300 million outstanding under the 5-year tranche of the Term Loan. The Term Loan is for general corporate purposes.

On March 21, 2025, the Company amended its syndicated, unsecured, delayed draw term loan facility with an additional 3-year tranche of $650 million. On July 8, 2025, the Company reduced the tranche amount from $650 million to $350 million and extended the draw expiration date from July 12, 2025, to January 12, 2026. As at June 30, 2025, no amounts had been drawn under this 3-year tranche.

Magna International Inc. Second Quarter Report 2025	41

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

10.	INCOME TAXES

For the three months ended June 30, 2025, the Company’s effective income tax rate does not reflect the customary rate due to a reduction in reserves for uncertain tax positions.

11.	CAPITAL STOCK

[a]	During the six-month period ended June 30, 2025, the Company repurchased 1.3 million shares under a normal course issuer bid for cash consideration of $51 million to settle certain equity compensation plans.

[b]	The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at July 31, 2025 were exercised or converted:

Common Shares	281,778,768
Stock options [i]	6,045,264
287,824,032

[i] Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company's stock option plans.

12.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a continuity schedule of accumulated other comprehensive loss:

	2025	2024
Accumulated net unrealized loss on translation of net investment in foreign operations
Balance, beginning of period	$(1,368)	$(836)
Net unrealized gain (loss)	186	(235)
Repurchase of shares under normal course issuer bid	2	—
Balance, March 31	(1,180)	(1,071)
Net unrealized gain (loss)	376	(60)
Balance, June 30	(804)	(1,131)

Accumulated net unrealized gain on cash flow hedges [i]
Balance, beginning of period	(113)	43
Net unrealized gain (loss)	49	(13)
Reclassifications to net income	16	(29)
Balance, March 31	(48)	1
Net unrealized gain (loss)	98	(6)
Reclassifications to net income	7	(17)
Balance, June 30	57	(22)

Accumulated net unrealized loss on other long-term liabilities
Balance, beginning of period	(103)	(105)
Reclassifications to net income	1	1
Balance, March 31	(102)	(104)
Reclassifications to net income	1	—
Balance, June 30	(101)	(104)

Total accumulated other comprehensive loss	$(848)	$(1,257)

42	Magna International Inc. Second Quarter Report 2025

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.	ACCUMULATED OTHER COMPREHENSIVE LOSS (CONTINUED)

[i]	The amount of income tax expense that has been netted in the accumulated net unrealized gain on cash flow hedges is as follows:

	2025	2024
Balance, beginning of period	$44	$(16)
Net unrealized (loss) gain	(17)	4
Reclassifications to net income	(7)	10
Balance, March 31	20	(2)
Net unrealized (loss) gain	(39)	2
Reclassifications to net income	(3)	7
Balance, June 30	$(22)	$7

The amount of other comprehensive gain that is expected to be reclassified to net income over the next 12 months is $32 million.

13.	FINANCIAL INSTRUMENTS

[a]	Financial assets and liabilities

The Company's financial assets and financial liabilities consist of the following:

	June 30, 2025	December 31, 2024
Financial assets
Cash and cash equivalents	$1,536	$1,247
Accounts receivable	8,258	7,376
Public and private equity investments	225	206
Debt investments	30	31
Long-term receivables included in other assets [i]	307	310
Warrants	—	14
	$10,356	$9,184

Financial liabilities
Short-term borrowings	$349	$271
Long-term debt (including portion due within one year)	5,690	4,842
Operating lease liability	2,077	1,955
Accounts payable	7,127	7,194
	$15,243	$14,262

Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$63	$33
Other assets	67	10
Other accrued liabilities	(28)	(107)
Other long-term liabilities	(19)	(83)
	$83	$(147)

[i] Certain amounts in the prior period have been reclassified to conform with current period presentation.

[b]	Supplier financing program

The Company has supplier financing programs with third-party financial institutions that provide financing to suppliers that provide tooling related materials. These arrangements allow these suppliers to elect to be paid by a financial institution at a discount earlier than the maturity date of the receivable, which may extend from 6 to 18 months. The Company pays the full amount owing to the financial institution on the maturity dates. Amounts outstanding under these programs as at June 30, 2025 were $94 million [$86 million as at December 31, 2024] and are presented within accounts payable.

Magna International Inc. Second Quarter Report 2025	43

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.	Financial instruments (CONTINUED)

[c]	Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Publicly traded and private equity securities

The fair value of the Company’s investments in publicly traded equity securities is determined using the closing price on the measurement date, as reported on the stock exchange on which the securities are traded [Level 1 input based on the GAAP fair value hierarchy]. As a result, the Company’s public equity securities are subject to market price risk due to the risk of loss in value that would result from a decline in the market price of the common shares or underlying common shares.

Term Loans

The Company’s Term Loans consist of advances in the form of 1, 3 or 6-month loans that may be rolled over until the end of the 3 and 5-year terms. Due to the short-term maturity of each loan, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value.

Senior Notes

At June 30, 2025, the net book value and the estimated fair value of the Company's Senior Notes were $5.3 billion. The fair value of our Senior Notes are classified as Level 1 when quoted prices in active markets are available and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value.

[d]	Credit risk

The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, debt investments, and foreign exchange and commodity forward contracts with positive fair values. Cash and cash equivalents, which consist of short-term investments, are only invested in bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain major financial institutions.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the three and six months ended June 30, 2025, sales to the Company's six largest customers represented 76% of the Company's total sales; and substantially all of its sales are to customers with which the Company has ongoing contractual relationships. The Company conducts business with newer electric vehicle-focused customers, which poses incremental credit risk due to their relatively short operating histories; limited financial resources; less mature product development and validation processes; uncertain market acceptance of their products/services; and untested business models. These factors may elevate the Company’s risks in dealing with such customers, particularly with respect to recovery of: pre-production (including tooling, engineering, and launch) and production receivables; inventory; fixed assets and capitalized preproduction expenditures; as well as other third party obligations related to such items. As at June 30, 2025, the Company’s balance sheet exposure related to newer electric vehicle-focused customers was approximately $325 million [$300 million as at December 31, 2024] and sales to these customers represented less than 5% of the Company’s total sales. In determining the allowance for expected credit losses, the Company considers changes in customers’ credit ratings, liquidity, customers’ historical payments and loss experience, current economic conditions, and the Company's expectations of future economic conditions.

44	Magna International Inc. Second Quarter Report 2025

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.	Financial instruments (CONTINUED)

[e]	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on cash and cash equivalents is impacted more by investment decisions made and the demands to have available cash on hand, than by movements in interest rates over a given period.

The Company is exposed to interest rate risk on its Term Loans as the interest rate is variable, however the Company is not exposed to interest rate risk on Senior Notes as the interest rates are fixed.

[f]	Currency risk and foreign exchange contracts

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities' functional currency, and when materials and equipment are purchased in currencies other than the facilities' functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

At June 30, 2025, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	For Canadian dollars		For U.S. dollars		For Euros
	U.S. dollar amount	Weighted average rate	Peso amount	Weighted average rate	U.S. dollar amount	Weighted average rate	Czech Koruna amount	Weighted average rate
Buy	213	0.74216	26,137	0.04805	324	0.89198	11,553	0.03964
(Sell)	(1,581)	1.34282	(35)	22.54464	(449)	1.10763	(90)	22.50000

Forward contracts mature at various dates through 2029. Foreign currency exposures are reviewed quarterly.

14.	CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

In December 2023, the Company received a notification [the “Notification Letter”] from a customer informing the Company as to the customer’s initial determination that one of the Company’s operating groups bears responsibility for costs totaling $352 million related to two product recalls. The Notification Letter triggered a negotiation period regarding financial allocation of the total costs for the two recalls, which remains ongoing. In the event such negotiations are not concluded successfully, the customer has discretion under its Terms and Conditions to debit Magna up to 50% of the parts and labour costs actually incurred related to the recalls. The Company believes that the product in question met the customer’s specifications, and accordingly, is vigorously contesting the customer’s determination. Magna does not currently anticipate any material liabilities in relation to this claim.

Magna International Inc. Second Quarter Report 2025	45

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.	CONTINGENCIES (CONTINUED)

As a result of the proposed application of a 2023 judicial decision to periods preceding the date of the ruling in a jurisdiction in which it has operations, the Company may face a reassessment of certain prior tax periods which could require payment of refundable value added tax (“VAT”), as well as interest, penalties and other charges. Although such VAT amounts are refundable, the interest, penalties and other charges are not and could have a material adverse impact on the Company’s financial results. Although a tax audit is currently on-going, no formal reassessment has been issued by the applicable tax authority and the Company continues to explore alternate avenues to resolve this matter.

As a result of the bankruptcy of Fisker, Inc., owners of Fisker Ocean SUVs have asserted claims for alleged vehicle defects and breaches of state “lemon laws” against J.P. Morgan Chase, N.A. [“Chase”], the direct financer of approximately 2,000 such vehicles in the United States. Chase has indicated that it will seek indemnification from the Company, as contract manufacturer, for damages and legal costs incurred with the resolution of these claims. As the number, details and amount of these claims are all currently unknown, it is too early to determine the Company’s potential liability, if any, at this time.

15.	SEGMENTED INFORMATION

Magna is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics, and roof systems.

The Company is organized under four operating segments: Body Exteriors & Structures, Power & Vision, Seating Systems, and Complete Vehicles. These segments have been determined on the basis of technological opportunities, product similarities, market and operating factors, and are also the Company's reportable segments.

The Company's chief operating decision maker is the Chief Executive Officer. The chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes ["Adjusted EBIT"] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. The chief operating decision maker uses Adjusted EBIT to assess operating performance, allocate resources, and to help plan the Company's long-term strategic direction and future global growth. Adjusted EBIT is calculated by taking Net income and adding back Amortization of acquired intangible assets, Income taxes, Interest expense, net and Other (income) expense, net.

[a]	The following tables show segment information for the Company's reporting segments and a reconciliation of Adjusted EBIT to the Company's consolidated net income:

	Three months ended June 30, 2025
	Total sales	External sales	Adjusted EBIT [ii]	Depreciation	Equity income	Fixed asset additions
Body Exteriors & Structures	$4,253	$4,191	$347	$191	$(2)	$104
Power & Vision	3,857	3,784	162	146	(16)	107
Seating Systems	1,433	1,431	42	26	(10)	19
Complete Vehicles	1,226	1,218	28	17	(2)	12
Corporate & Other [i]	(138)	7	4	8	(2)	4
Total Reportable Segments	$10,631	$10,631	$583	$388	$(32)	$246

	Three months ended June 30, 2024
	Total sales	External sales	Adjusted EBIT [ii]	Depreciation	Equity (income) loss	Fixed asset additions
Body Exteriors & Structures	$4,465	$4,401	$341	$182	$(1)	$311
Power & Vision	3,926	3,866	198	144	(6)	161
Seating Systems	1,455	1,453	53	23	(4)	16
Complete Vehicles	1,242	1,236	20	18	(2)	9
Corporate & Other [i]	(130)	2	(35)	6	4	3
Total Reportable Segments	$10,958	$10,958	$577	$373	$(9)	$500

46	Magna International Inc. Second Quarter Report 2025

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.	Segmented Information (CONTINUED)

	Six months ended June 30, 2025
	Total sales	External sales	Adjusted EBIT [ii]	Depreciation	Equity income	Fixed asset additions
Body Exteriors & Structures	$8,219	$8,099	$577	$375	$(3)	$233
Power & Vision	7,503	7,359	286	281	(30)	211
Seating Systems	2,745	2,741	12	51	(14)	36
Complete Vehicles	2,502	2,485	72	35	(3)	24
Corporate & Other [i]	(269)	16	(10)	15	(2)	10
Total Reportable Segments	$20,700	$20,700	$937	$757	$(52)	$514

	Six months ended June 30, 2024
	Total sales	External sales	Adjusted EBIT [ii]	Depreciation	Equity (income) loss	Fixed asset additions
Body Exteriors & Structures	$8,894	$8,764	$639	$362	$(1)	$617
Power & Vision	7,768	7,647	296	286	(33)	304
Seating Systems	2,910	2,902	105	48	(9)	38
Complete Vehicles	2,625	2,610	47	43	(3)	21
Corporate & Other [i]	(269)	5	(41)	11	3	13
Total Reportable Segments	$21,928	$21,928	$1,046	$750	$(43)	$993

[i] Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

[ii] The following table reconciles Net income to Adjusted EBIT:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Net income	$394	$328	$547	$354
Add:
Amortization of acquired intangible assets	29	28	55	56
Interest expense, net	52	54	102	105
Other expense, net	6	68	59	424
Income taxes	102	99	174	107
Adjusted EBIT	$583	$577	$937	$1,046

Other segment items constitute the difference between External sales by segment and Adjusted EBIT by segment, and are comprised of cost of goods sold, selling, general, and administrative expenses, depreciation, and equity income. No significant expense categories are being provided to the chief operating decision maker on a regular basis.

[b]	The following table shows segment information for Goodwill, Investments, and Net Assets for the Company's reporting segments:

	June 30, 2025			December 31, 2024
	Goodwill	Investments	Net Assets	Goodwill	Investments	Net Assets
Body Exteriors & Structures	$458	$23	$9,473	$435	$24	$8,727
Power & Vision	2,030	581	7,529	1,868	525	6,982
Seating Systems	257	198	1,337	250	193	1,401
Complete Vehicles	115	110	459	102	105	439
Corporate & Other	23	217	935	19	198	724
Total Reportable Segments	$2,883	$1,129	$19,733	$2,674	$1,045	$18,273

Magna International Inc. Second Quarter Report 2025	47

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.	Segmented Information (CONTINUED)

[c]	The following table reconciles Total Assets to Net Assets:

	June 30, 2025	December 31, 2024
Total Assets	$33,175	$31,039
Deduct assets not included in segment net assets:
Cash and cash equivalents	(1,536)	(1,247)
Deferred tax assets	(902)	(819)
Long-term receivables from joint venture partners	(115)	(67)
Deduct liabilities included in segment net assets:
Accounts payable	(7,127)	(7,194)
Accrued salaries and wages	(917)	(867)
Other accrued liabilities	(2,845)	(2,572)
Segment Net Assets	$19,733	$18,273

48	Magna International Inc. Second Quarter Report 2025